UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2011

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

By:	/s/ Mira Rosenzweig
Mira Rosenzweig,
Chief Financial Officer

Dated: September 1, 2011

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 to 2010 and the first quarter of 2011 were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the six-month period ended June 30, 2011 is US$1,066 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on June 30, 2011, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of June 30, 2011, are displayed in the following table:

Base	Deal Type	Expiry	Trade Date	Market Rate	Market Value
Amt.		Date			(USD)
-300,000	Bought Eu.Opt	27/07/2011	20/01/2011	3.4203	7,880
500,000	Sold Eu.Opt	27/07/2011	20/01/2011	3.4203	-51
-500,000	Bought Eu.Opt	27/07/2011	20/01/2011	3.4203	13,133
300,000	Sold Eu.Opt	27/07/2011	31/01/2011	3.4203	-2
500,000	Sold Eu.Opt	27/07/2011	06/05/2011	3.4203	-119
-500,000	Bought Eu.Opt	27/07/2011	06/05/2011	3.4203	3,284
-300,000	Bought Eu.Opt	27/07/2011	31/01/2011	3.4203	20,229
250,000	Sold Eu.Opt	27/07/2011	11/05/2011	3.4203	-73
-250,000	Bought Eu.Opt	27/07/2011	11/05/2011	3.4203	1,642
-300,000	Bought Eu.Opt	27/07/2011	23/05/2011	3.4203	7,880
300,000	Sold Eu.Opt	27/07/2011	23/05/2011	3.4203	-87
300,000	Sold Eu.Opt	27/07/2011	20/01/2011	3.4203	-31
-300,000	Bought Eu.Opt	27/07/2011	28/01/2011	3.4203	15,967
300,000	Sold Eu.Opt	27/07/2011	28/01/2011	3.4203	-2
300,000	Sold Eu.Opt	29/08/2011	23/05/2011	3.4269	-498
-300,000	Bought Eu.Opt	29/08/2011	23/05/2011	3.4269	8,490
-500,000	Bought Eu.Opt	29/08/2011	06/05/2011	3.4269	5,038
-300,000	Bought Eu.Opt	29/08/2011	31/01/2011	3.4269	20,013
300,000	Sold Eu.Opt	29/08/2011	28/01/2011	3.4269	-79
-300,000	Bought Eu.Opt	29/08/2011	28/01/2011	3.4269	15,948
300,000	Sold Eu.Opt	29/08/2011	20/01/2011	3.4269	-306
-300,000	Bought Eu.Opt	29/08/2011	20/01/2011	3.4269	8,490

500,000	Sold Eu.Opt	29/08/2011	20/01/2011	3.4269	-510
-500,000	Bought Eu.Opt	29/08/2011	20/01/2011	3.4269	14,150
300,000	Sold Eu.Opt	29/08/2011	31/01/2011	3.4269	-77
250,000	Sold Eu.Opt	29/08/2011	11/05/2011	3.4269	-415
-250,000	Bought Eu.Opt	29/08/2011	11/05/2011	3.4269	2,519
500,000	Sold Eu.Opt	29/08/2011	06/05/2011	3.4269	-831
300,000	Sold Eu.Opt	26/09/2011	23/05/2011	3.4315	-932
-300,000	Bought Eu.Opt	26/09/2011	23/05/2011	3.4315	8,923
-500,000	Bought Eu.Opt	26/09/2011	06/05/2011	3.4315	6,089
300,000	Sold Eu.Opt	26/09/2011	20/01/2011	3.4315	-636
-300,000	Bought Eu.Opt	26/09/2011	20/01/2011	3.4315	8,923
300,000	Sold Eu.Opt	26/09/2011	28/01/2011	3.4315	-261
-300,000	Bought Eu.Opt	26/09/2011	28/01/2011	3.4315	16,071
500,000	Sold Eu.Opt	26/09/2011	20/01/2011	3.4315	-1,060
-500,000	Bought Eu.Opt	26/09/2011	20/01/2011	3.4315	14,872
300,000	Sold Eu.Opt	26/09/2011	31/01/2011	3.4315	-245
-300,000	Bought Eu.Opt	26/09/2011	31/01/2011	3.4315	20,013
250,000	Sold Eu.Opt	26/09/2011	11/05/2011	3.4315	-777
-250,000	Bought Eu.Opt	26/09/2011	11/05/2011	3.4315	3,044
500,000	Sold Eu.Opt	26/09/2011	06/05/2011	3.4315	-1,440
300,000	Sold Eu.Opt	27/10/2011	31/01/2011	3.4369	-491
500,000	Sold Eu.Opt	27/10/2011	06/05/2011	3.4369	-2,406
-500,000	Bought Eu.Opt	27/10/2011	06/05/2011	3.4369	7,066
300,000	Sold Eu.Opt	27/10/2011	28/01/2011	3.4369	-525
300,000	Sold Eu.Opt	27/10/2011	23/05/2011	3.4369	-1,443
-300,000	Bought Eu.Opt	27/10/2011	23/05/2011	3.4369	9,332
-300,000	Bought Eu.Opt	27/10/2011	28/01/2011	3.4369	16,208
-300,000	Bought Eu.Opt	27/10/2011	20/01/2011	3.4369	9,332
300,000	Sold Eu.Opt	27/10/2011	20/01/2011	3.4369	-844
-300,000	Bought Eu.Opt	27/10/2011	31/01/2011	3.4369	20,016
500,000	Sold Eu.Opt	27/10/2011	20/01/2011	3.4369	-1,757
-500,000	Bought Eu.Opt	27/10/2011	20/01/2011	3.4369	15,553
300,000	Sold Eu.Opt	28/11/2011	23/05/2011	3.4418	-1,979
-300,000	Bought Eu.Opt	28/11/2011	23/05/2011	3.4418	9,735
500,000	Sold Eu.Opt	28/11/2011	11/05/2011	3.4418	-3,243
-500,000	Bought Eu.Opt	28/11/2011	11/05/2011	3.4418	7,963
-300,000	Bought Eu.Opt	28/11/2011	31/01/2011	3.4418	20,093
300,000	Sold Eu.Opt	28/11/2011	28/01/2011	3.4418	-761
-300,000	Bought Eu.Opt	28/11/2011	28/01/2011	3.4418	16,398
300,000	Sold Eu.Opt	28/11/2011	20/01/2011	3.4418	-1,125
300,000	Sold Eu.Opt	28/11/2011	31/01/2011	3.4418	-744
-300,000	Bought Eu.Opt	28/11/2011	20/01/2011	3.4418	9,735
500,000	Sold Eu.Opt	28/11/2011	20/01/2011	3.4418	-2,507
-500,000	Bought Eu.Opt	28/11/2011	20/01/2011	3.4418	16,225
300,000	Sold Eu.Opt	28/12/2011	23/05/2011	3.4466	-2,492
-300,000	Bought Eu.Opt	28/12/2011	23/05/2011	3.4466	10,055
500,000	Sold Eu.Opt	28/12/2011	11/05/2011	3.4466	-3,944
-500,000	Bought Eu.Opt	28/12/2011	11/05/2011	3.4466	8,679

-500,000	Bought Eu.Opt	28/12/2011	20/01/2011	3.4466	16,758
300,000	Sold Eu.Opt	28/12/2011	28/01/2011	3.4466	-1,031
-300,000	Bought Eu.Opt	28/12/2011	28/01/2011	3.4466	16,547
300,000	Sold Eu.Opt	28/12/2011	20/01/2011	3.4466	-1,379
300,000	Sold Eu.Opt	28/12/2011	31/01/2011	3.4466	-1,016
-300,000	Bought Eu.Opt	28/12/2011	31/01/2011	3.4466	20,160
-300,000	Bought Eu.Opt	28/12/2011	20/01/2011	3.4466	10,055
500,000	Sold Eu.Opt	28/12/2011	20/01/2011	3.4466	-3,223
300,000	Sold Eu.Opt	27/01/2012	27/06/2011	3.4509	-2,402
-300,000	Bought Eu.Opt	27/01/2012	27/06/2011	3.4509	5,584
300,000	Sold Eu.Opt	27/01/2012	16/06/2011	3.4509	-2,402
-300,000	Bought Eu.Opt	27/01/2012	16/06/2011	3.4509	5,773
300,000	Sold Eu.Opt	27/02/2012	27/06/2011	3.4546	-2,888
-300,000	Bought Eu.Opt	27/02/2012	27/06/2011	3.4546	5,962
300,000	Sold Eu.Opt	27/02/2012	16/06/2011	3.4546	-2,888
-300,000	Bought Eu.Opt	27/02/2012	16/06/2011	3.4546	6,341
300,000	Sold Eu.Opt	28/03/2012	27/06/2011	3.4583	-3,355
-300,000	Bought Eu.Opt	28/03/2012	27/06/2011	3.4583	6,296
300,000	Sold Eu.Opt	28/03/2012	16/06/2011	3.4583	-3,355
-300,000	Bought Eu.Opt	28/03/2012	16/06/2011	3.4583	6,864
300,000	Sold Eu.Opt	25/04/2012	27/06/2011	3.4617	-3,707
-300,000	Bought Eu.Opt	25/04/2012	27/06/2011	3.4617	6,578
300,000	Sold Eu.Opt	25/04/2012	16/06/2011	3.4621	-3,714
-300,000	Bought Eu.Opt	25/04/2012	16/06/2011	3.4621	7,327
300,000	Sold Eu.Opt	29/05/2012	27/06/2011	3.4659	-4,105
-300,000	Bought Eu.Opt	29/05/2012	27/06/2011	3.4659	6,894
300,000	Sold Eu.Opt	29/05/2012	16/06/2011	3.4659	-4,105
-300,000	Bought Eu.Opt	29/05/2012	16/06/2011	3.4659	8,065
300,000	Sold Eu.Opt	27/06/2012	27/06/2011	3.4694	-4,438
-300,000	Bought Eu.Opt	27/06/2012	27/06/2011	3.4694	7,146
300,000	Sold Eu.Opt	27/06/2012	16/06/2011	3.4694	-4,438
-300,000	Bought Eu.Opt	27/06/2012	16/06/2011	3.4694	8,523